Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

April 10, 2012

Item 3 News Release

The news release was disseminated on April 10, 2012 by Marketwire.

Item 4 Summary of Material Change

Augusta is pleased to announce that the Arizona Department of Environmental Quality (“ADEQ”) has issued the Aquifer Protection Permit (“APP”) for its Rosemont Copper project (“Rosemont”). The APP establishes the operating standards and controls to ensure the protection of ground water and is effective for the life of the mine.

Item 5 Full Description of Material Change

See attached Press Release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Corporate Secretary

Item 9 Date of Report

April 15, 2012